Exhibit 4




                         WESTCOTT COMMUNICATIONS, INC.
                                1303 MARSH LANE
                            CARROLLTON, TEXAS 75006

                                                                  April 26, 1996

Dear Shareholder:

    On behalf of the Board of Directors of Westcott Communications, Inc. (the "Company"), I am pleased to inform you that on April 22, 1996 the Company entered into an Agreement and Plan of Merger with K-III Acquisition Corp., a Texas corporation (the "Purchaser") and an indirect, wholly owned subsidiary of K-III Communications Corporation, a Delaware corporation (the "Parent"), pursuant to which the Purchaser has commenced today a tender offer to purchase all of the outstanding shares of the Company's common stock at $21.50 per share in cash (the "Offer"). Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") and each of the shares not owned by the Parent or its affiliates or by any dissenting shareholders will be converted into the right to receive an amount equal to $21.50 per share in cash without interest.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S SHAREHOLDERS AND RECOMMENDS THAT THE SHAREHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES TO THE PURCHASER.

    In arriving at its decision, your Board of Directors gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed with the Securities and Exchange Commission. Among other things, your Board considered the opinion of its financial advisor, Goldman, Sachs & Co., that the $21.50 per share in cash to be received by the shareholders of the Company in the Offer and the Merger is fair to such holders. The enclosed Schedule 14D-9 describes the Board's decision and contains other important information relating to that decision.

    Accompanying this letter, in addition to the Schedule 14D-9 and the opinion of Goldman, Sachs & Co., is the Offer to Purchase, together with related materials including a letter of transmittal for use in tendering shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

    I, personally, along with the entire Board of Directors, management and employees of the Company thank you for your loyal support throughout the years.

                                          Sincerely,

                                                  /s/ CARL WESTCOTT

                                                      Carl Westcott
                                             Chairman of the Board and Chief
                                                    Executive Officer